david j. levine Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4923 Main 212.407.4000 Fax 212.937.3943 dlevine@loeb.com

Via Edgar

May 19, 2025

Division of Corporation Finance
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Stacie Gorman
David Link Howard Efron Wilson Lee

Re:	LightWave Acquisition Corp. Draft Registration Statement on Form S-1 Submitted March 21, 2025 CIK No. 0002061379

Dear Ms. Gorman:

On behalf of our client, LightWave Acquisition Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated April 17, 2025 (the “Staff’s Letter”) regarding the Company’s draft registration statement on Form S-1 that was submitted by the Company on March 21, 2025 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting an amendment to the Draft Registration Statement (the “Amended Draft Registration Statement”) via EDGAR for review in accordance with the procedures of the Securities and Exchange Commission.

In order to facilitate the review by the staff of the Securities and Exchange Commission (the “Staff”) of the Amended Draft Registration Statement, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Draft Registration Statement on Form S-1

Cover Page

1.	We note your disclosure that you may pay finder's fees, advisory fees, consulting fees, or success fees to your sponsor or management. On page 38 and elsewhere, you refer to this fee only being paid to independent directors, advisors, or their affiliates. Please revise your disclosure, as appropriate, to address this discrepancy. Further, please describe the extent to which compensation may result in a material dilution of the purchasers’ equity interests. Please refer to Items 1602(a)(3) of Regulation S-K.

Response: The Company has revised the disclosure on the cover page and on pages 40, 44, 114, 129, 151, and 166 of the Amended Draft Registration Statement to address the Staff’s comments.

Anticipated expenses and funding sources, page 28

2.	We note your statement that “we may pay our expenses only from such interest withdrawn from the trust….” Please revise to clarify whether you can withdraw interest from the trust to pay any expenses or just for “taxes payable”. If appropriate, revise throughout the prospectus.

Response: The Company has revised the disclosure on page 30 of the Amended Registration Statement to address the Staff’s comment.

The Offering

Conflicts of Interest, page 39

3.	We note your disclosure on page 44 that your "sponsor, officers, or directors may sponsor or form other special purpose acquisition companies similar to [yours] or may pursue other business or investment ventures during the period in which [you] are seeking an initial business combination." Please clarify how opportunities to acquire targets will be allocated among SPACs. Please make similar revisions to your disclosure on page 148. Please refer to Items 1602(b)(7) and 1603(b) of Regulation S- K.

Response: The Company has revised the disclosure on pages 9, 42, 125, 126 and 156 of the Amended Registration Statement to address the Staff’s comment.

Thank you very much for your time and attention to this matter and please call me at 212-407-4923 if you have any questions or would like additional information with respect to any of the foregoing.

Sincerely,

/s/ David J. Levine
David J. Levine
Partner